Exhibit 99.1

ICON plc: Results of Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 23, 2009--ICON advises that all resolutions recommended by the Board at the Annual General Meeting of the Company held on 20 July 2009 were duly passed. These resolutions were set out in the Notice of the Annual General Meeting sent to shareholders on 10 June 2009 and are available on the ICON website www.iconplc.com.

About ICON plc

ICON plc (NASDAQ: ICLR) (ISIN: IE0005711209) is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development – from compound selection to Phase I-IV clinical studies. ICON currently has over 7,000 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Ciaran Murray
+ 353 1 291 2000
IR@iconplc.com